Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or the “Company”) is dated October 10, 2006 and provides an analysis of NovaGold’s financial results for the quarter and nine months ended August 31, 2006 compared to the same periods in the previous year. At October 10, 2006 the Company had 92.0 million common shares issued and outstanding. The following information should be read in conjunction with the Company’s August 31, 2006 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2005, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements. All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and British Columbia. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with a subsidiary of Barrick Gold Corp. (“Barrick”) and the Ambler project in partnership with subsidiaries of Rio Tinto. NovaGold had $158 million of unrestricted cash at August 31, 2006 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company reported a net loss after tax of $2.6 million (or $0.03 per share) for the quarter ended August 31, 2006, compared with a net loss after tax of $1.5 million (or $0.02 per share) for the same quarter in 2005. On July 24, 2006, Barrick announced an unsolicited bid (“Barrick Bid”) for the Company and frustrated NovaGold’s bid for all the common shares of Pioneer Metals Corporation (“Pioneer”). The Company incurred legal and advisory costs related to Barrick’s actions (“Barrick Costs”) of approximately $4.7 million during the quarter ended August 31, 2006 and had these costs not been incurred NovaGold would have made a profit during the quarter. The Barrick Costs were offset in the quarter ended August 31, 2006 by an increase in net revenues of $1.3 million, a foreign exchange gain of $0.6 million and a future income tax recovery of $3.5 million. The Company continues to incur substantial costs related to the Barrick Bid and has material ongoing commitments to advisors related to the Barrick Bid that would be expensed in future periods.

Net revenues from interest income and the Company’s land and gravel sales, gold royalties and other revenues totaled $2.4 million in the quarter ended August 31, 2006, compared with $1.1 million for the same quarter in 2005. The increase was due to the $1.8 million increase in interest income due to higher cash balances invested and generally higher interest rates, particularly for the US funds invested.

Expenses were $8.6 million for the quarter ended August 31, 2006 compared with $2.3 million in the same quarter in 2005. During the quarter, the Company recorded professional fees of $5.4 million, an increase of $5.2 million compared with the same quarter in 2005. The increase is due mainly to the Barrick Costs. In the quarter the Company recorded $1.2 million for stock-based compensation compared with $0.1 million in the previous year. The difference is largely due to timing of vesting of options. The accounting for stock-based compensation includes an equivalent amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge.

Overall general and administrative costs, salaries and corporate development and communication have increased by $1.2 million to $2.6 million in the third quarter of 2006 compared with $1.4 million in the same quarter in 2005. General and administrative costs and salaries have increased because of the Company’s continued growth and increased activity.

In the quarter ended August 31, 2006 the Company also recorded a dilution gain of $0.1 million from its ownership of common shares of Alexco Resource Corp. (“Alexco”) resulting in a net dilution gain of $0.4 million for the nine months ended August 31, 2006. A dilution loss of $0.3 million was recorded in the quarter ended August 31, 2005, resulting in the $0.3 million dilution loss for the nine months ended August 31, 2005.

The Company reported a net loss of $11.1 million (or $0.14 per share) for the nine months ended August 31, 2006 compared with a net loss of $8.4 million (or $0.13 per share) for the same period in 2005. The results for the Company include a non-cash charge for stock-based compensation of $4.9 million compared with $4.3 million for the same period in 2005. The major influence on the increase in net loss of $2.7 million for the nine months was the Barrick Costs of $4.7 million. In addition increases in general and administrative costs of $1.0 million and in salaries of $1.0 million, were more than offset by a future income tax recovery of $1.4 million and by an increase in net revenue of $4.0 million.

For the nine months ended August 31, 2006 net revenues increased by $4.0 million due to an increase of $4.0 million in interest income from the investment of the net proceeds of $189 million from the Company’s public offering completed in early February 2006.

Expenses for the nine months ended August 31, 2006 totalled $18.8 million compared with $10.1 million in the same period in 2005. The main components of this increase were (a) the increase in foreign exchange loss of $0.8 million resulting from the effect of the strengthening Canadian dollar against the US dollar on the

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

Company’s US dollar funds held to fund anticipated US dollar expenditures, (b) the increase in professional fees of $5.7 million due mainly to the Barrick Costs, the Company’s unsuccessful bid for all the common shares of Pioneer and also due to costs related to Sarbanes-Oxley compliance work, and (c) the increase of $1.0 million in general and administrative costs and $1.0 million in direct salaries and benefits as a result of expanded staff resources and support costs in all areas to meet the needs created by the more advanced stages of the Company’s projects and an expanded shareholder base.

Selected Financial Data

The following quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/06	5/31/06	2/28/06	11/30/05	8/31/05	5/31/05	2/28/05	11/30/04
	$	$	$	$	$	$	$	$

Net revenues	2,391	2,213	1,409	1,256	1,074	409	515	946
Income (loss) for the quarter	(2,578)	(8,629)	102	2,577	(1,451)	(1,797)	(5,137)	(1,263)
Loss per share - basic and diluted	(0.03)	(0.10)	0.00	0.04	(0.02)	(0.03)	(0.08)	(0.01)
Expenditures on mineral properties
and related deferred costs(1)
USA	27,461	3,254	1,641	4,221	4,636	2,735	1,613	3,852
Canada	11,501	1,599	5,274	17,433	22,232	6,442	2,859	7,371

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, write-downs, disposals, option payments received and taxes.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the third quarter, the Company expended $19.3 million on mineral properties and related deferred costs ($31.4 million for the nine months ended August 31, 2006) compared with $26.9 million for the same quarter in 2005 ($42.4 million for the nine months ended August 31, 2005). The overall expenditures in 2006 increased compared with 2005 mainly because of the increased activity related to the Galore Creek and the Rock Creek projects. The Company is eligible to receive investment tax credits (“ITC’s”) related to some of its mineral property expenditures. The ITC’s are accounted for as a reduction in the cost of the mineral properties when accrued.

The majority of the expenditures at Galore Creek in the nine months ended August 31, 2006 related to finalizing the engineering and environmental work for the submission of an Environmental Assessment Report that was submitted in May 2006, and pre-construction activities. During the quarter ended August 31, 2006 the Company reported an updated independent National Instrument 43-101 compliant resource estimate for the Galore Creek project (see August 24th and August 31st 2006 news releases for details) based on drilling completed through 2005. For the nine months ended August 31, 2006 the Company drilled over 20,000 meters at Galore Creek. An updated resource estimate that includes results from the 2006 drill program is planned shortly once sufficient assay results become available. This updated resource estimate will be used in the final Feasibility Study for the Galore Creek project, scheduled for completion before the year end.

The Company’s joint venture partner at Donlin Creek, a subsidiary of Barrick, has provided notice that the required level of expenditures had been met at March 31, 2006 as part of the back-in requirements under the Donlin Creek Mining Venture Agreement. The Company has accrued US$18.3 million of exploration costs based on 70% ownership of the project from a budget prepared and provided by the joint venture partner to the joint venture committee. The Company has not been able to obtain confirmation of actual costs incurred at the project to August 31, 2006 and actual results could differ materially from these budgeted amounts.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants, taxation and the write-offs of mineral property costs previously capitalized. The main fluctuations over the previous eight quarters related to stock options and taxation. The majority of the Company’s properties are not yet in production; consequently the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company. The Company’s sales revenues, a portion of expenses, and a significant amount of cash balances are denominated in US dollars. The overall strengthening of the Canadian dollar vs the US dollar has resulted in an exchange loss of $0.7 million for the nine

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

months ended August 31, 2006 ($0.6 million exchange gain for the quarter ended August 31, 2006). For the three and nine months ended August 31, 2005 the Company reported negligible foreign exchange gains or losses as the Company’s cash balances were predominantly held in Canadian funds.

Liquidity and Capital Resources

The Company recorded total cash increases from operating activities of $12.5 million during the nine months ended August 31, 2006 compared with total cash increase of $3.4 million in the same period in 2005. The improvement in cash flow from operating activities resulted primarily from an increase in accounts payable and accrued liabilities during the nine months in 2006 and 2005.

The Company received net proceeds of $196.2 million from a public offering and the exercise of stock options and warrants in the nine months ended August 31, 2006 compared with $60.0 million from a private placement and the exercise of stock options in the nine months ended August 31, 2005.

The Company expended $84.2 million on investing activities in the nine months ended August 31, 2006 compared with $53.7 million in the same period in 2005. Of this amount $3.0 million was invested in the acquisition of 1.2 million shares in Alexco, $42.2 million was expended on property, plant and equipment mainly for the Rock Creek mine construction and pre-construction costs for Galore Creek, and $31.4 million was expended on exploration mainly on the Galore Creek and Rock Creek projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At August 31, 2006, the Company’s aggregate commitments for operating leases totaled $3.0 million. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$

2006	96
2007	383
2008	383
2009	364
2010	305
Thereafter	1,420

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At August 31, 2006 the Company had unrestricted cash and cash equivalents of $157.8 million. On February 8, 2006 the Company issued by way of public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $188 million. The net proceeds from the financing were planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. NovaGold subsequently elected to have Barrick finance NovaGold’s share of the costs to completion of the final feasibility study on Donlin Creek. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 120,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the fourth quarter of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 meters of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. The Company is reviewing activities and the ordering of long lead time equipment that may be carried out prior to obtaining development permits but which may assist the construction timeline at Galore Creek. The Company’s Board has approved up to an additional $49 million of expenditures at Galore Creek in calendar 2006 related to pre-construction activities.

NovaGold currently has sufficient funds to meet its approved expenditures and contractual commitments. However, in order to meet its expected schedule for construction at Galore Creek, assuming successful permitting and a positive construction decision, the Company anticipates that long term contracts for road and portal construction, and ordering of mining equipment will need to be considered within the next few months. Should such contracts be initiated it is expected that significant additional financing will be necessary in order to cover these commitments.

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

At Rock Creek (and Big Hurrah) the Company planned a two staged approach. An amount of US$26 million was budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 meter drill program. This amount was increased by US$10 million to allow for continuing pre-construction activities. The second stage of this project began when permits were received at the end of August and the board of directors of the Company made a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. A further budget of approximately US$20 million was added for construction work and commitments in 2006.

At the Ambler project, the Company plans to spend US$4 million completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meter drilling program focusing on new areas along the Ambler belt.

In May 2006 the Company entered into an agreement to acquire all of the outstanding common shares and stock options of Coast Mountain Power Corp. (“Coast Mountain”) by way of plan of arrangement. Under the plan, shares of Coast Mountain were exchanged for NovaGold shares at a ratio valued at $2.20 per Coast Mountain share, based on the weighted average trading price of NovaGold’s shares over a fixed period prior to the effective date of the arrangement. In August 2006 Coast Mountain shareholders received approximately 0.1245 of a NovaGold common share for each outstanding Coast Mountain common share. NovaGold issued approximately 2.5 million common shares in connection with the acquisition. The transaction has a total value of approximately $44 million, before expenses. The common shares of Coast Mountain were subsequently delisted from the TSX Venture Exchange.

The Company has budgeted an additional $2 million to prepare an updated feasibility study on Coast Mountain’s Forrest Kerr project and to evaluate the potential expenditures on the related power line and infrastructure improvements for Forrest Kerr that may also benefit the Company’s Galore Creek project.

On June 19, 2006 NovaGold announced an all-cash offer to acquire all of the outstanding common shares of Pioneer at a price of 57 cents per share. On July 24, 2006 Barrick, NovaGold’s joint venture partner at Donlin Creek through Barrick’s subsidiary, Placer Dome US, announced an all-cash offer to acquire all of the outstanding common shares of Pioneer at a price of $1.00 per share and at the same time announced an unsolicited all-cash offer to acquire all of the outstanding common shares of the Company for US$14.50 per share. The Company’s board of directors has rejected this offer in a circular dated August 12, 2006. In September, Barrick has taken up and paid for 89% of Pioneer’s issued shares. The Company has expensed the legal and related fees associated with the Company’s offer for Pioneer.

Barrick has given notice to NovaGold that Placer Dome US/Barrick has met the US$32 million expenditure requirement at Donlin Creek. NovaGold has accepted this notice subject to review and audit. Barrick has indicated a significant budget for Donlin Creek for calendar 2006. The Company has recorded US$18.3 million which represents the portion of exploration costs based on a 70% ownership of the property and based on a budget provided by Barrick. NovaGold has under the Mining Venture Agreement requested that these funds be advanced by Barrick, with interest and a right to lodge security against NovaGold’s share of the property.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Basis of presentation
These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2005 Annual Report and have been consistently followed in the preparation of these consolidated financials statements, except that during the quarter ended August 31, 2006, the Company recorded an intangible asset related to the purchase of Coast Mountain. The Company assesses the fair value of intangible assets to determine if there are indications of impairment. Management considers factors such as current results, trends and future prospects in addition to other economic and regulatory factors. If the fair value is less than the carrying value, then an impairment loss is recognized in the statement of operations. These consolidated financial statements should be read in conjunction with the Company’s 2005 audited consolidated financial statements.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash

NovaGold Resources Inc. Third Quarter Report 2006

Management’s Discussion and Analysis

flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Property, plant and equipment
Property, plant and equipment are recorded at cost and amortization begins when the asset is put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% - 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company’s accounting policies are described in note 2 to the Company’s 2005 audited consolidated financial statements which can be obtained on the Company’s website www.novagold.net or on SEDAR www.sedar.com.

Cautionary Note regarding Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenues, financings, operations, partnerships, the impact of regulatory and environmental initiatives on our operations and statements regarding future performance. Forward-looking statements are frequently, but not always, identified by words such as "expected," "anticipated," "believe," "intend," "estimated," "potential," "possible", “goal”, “plans” and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or “be achieved”. These forward-looking statements are set forth principally under the heading "Outlook" in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management at the time the statements are made, and NovaGold does not assume any obligation to update forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and forward-looking statements should not be relied upon as a prediction of actual results.

NovaGold Resources Inc. Third Quarter Report 2006